November 16, 2005

Via US Mail and Facsimile

Ms. Hong Juin Chang
Cirmaker Technology Corporation
C/O George H. Wang
Thelen, Reid, & Priest, LLP
875 3rd Avenue
New York, NY 10020

Re: Cirmaker Technology Corporation
**   Form 10-KSB**
**   Commission File Number: 333-70156**

Dear Ms. Chang,

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Financial Statements

Report of the Independent Registered Public Accounting Firm, page F-3

1. We note that your auditors are located in Utah. It appears that a significant portion of your assets, liabilities, revenues and expenses relate to operations located in Taiwan. Please tell us

how the audit of the operations in Taiwan, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Taiwanese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within Taiwan;

- The percentage of your total assets, liabilities, revenues and expenses that relate to your operations located in Taiwan for each period presented.

2. Although the report issued on the December 31, 2003 financial statements is dated prior to May 24, 2004, the inclusion of the report in the document filed in April 2005 constitutes a reissuance of the report as of the date the Form 10-KSB was filed. Please note that Livingston, Wachtell, and Co. LLP is currently registered with the PCAOB. Please see the registration website at http://www.pcaobus.org/Registration/Registered_Public_Accounting_Firms.pdf . Please also note that a non-registered firm may elect to follow PCAOB standards. As such, please file an amended Form 10-KSB with an opinion updated for the appropriate language obtained from your previous accountant, Livingston, Wachtell, and Co., LLP.

Consolidated Statements of Cash Flows, page F-7

3. Please revise your presentation of changes in long term debt from the net presentation to the gross presentation as required by paragraphs 11-13 of SFAS 95.

Note 1 – Organization, Nature of Operations, and Business Acquisition

Other Stock Transactions, page F-11
4. We note from disclosure here and throughout your filing that you have issued shares of common stock and/or warrants for services several times during 2003 and 2004. Supplementally provide us with a table detailing each issuance of equity instruments for services. This table should include the date, description of service, number of units and type of equity instrument issued, total value, how such value was determined, and how such value compared with the market value on the date of issuance. In addition, your disclosure should be revised to indicate how you determined the value of the equity instruments and how this

value compared to the market value on the date of grant.

Note 2 – Summary of Significant Accounting Policies

Earnings Per Share, page F-17

5. Please revise your disclosure related to earnings per share to include the number of potentially anti-dilutive shares. Refer to the guidance in paragraph 40(c) of SFAS 128.

Note 9 – Stockholders' Equity

Stock Options and Warrants, page F-23

6. We note that, from November 2004 through February 2005, you issued 25 4/5 units comprised of 25,000 shares of common stock, 25,000 warrants to purchase common stock vesting over three years, and a 10% convertible note in the amount of $25,000 convertible at $0.25 per share for total proceeds of $645,000 or $25,000 per unit. With regard to this issuance, please provide us with your analysis of these instruments under EITF 00-19 and EITF 00-27. Include in your response a table and discussion detailing the following:
    *   the date of sale of each unit;
    *   the market value of the common stock at the date of sale;
    *   how you determined the fair value of the components of each unit;
    *   how such fair value compared to the market value on the date of grant;
    *   how you determined the appropriate classification (liability or equity) for the warrants;
    *   how you evaluated both the warrants and the convertible debenture for any benefit on conversion;
    *   the amount of such benefit;
    *   how you recorded such benefit, if any; and
    *   the effective interest rate or range of effective interest rates related to the convertible debentures issued in conjunction with these transactions.

We may have further comment on your response.

Note 11 – Income Taxes, page F-26

7. We note that you have incurred significant operating losses, net losses and negative operating cash flows in recent years, and have an accumulated deficit as of December 31, 2004 and June 30, 2005. We also note that as of December 31, 2004, you have presented $706,323 of net deferred tax assets in your balance sheet for which no valuation allowance was provided. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, as the weight given to the potential effect of evidence should be commensurate with the extent to which it can be

objectively verified. In this regard, your history of recent losses would appear to require a full valuation allowance against deferred tax assets. Please tell us how you determined that deferred tax assets were recoverable in light of the history of losses. In the alternative, if after reconsidering the evidence available you determine that a full valuation was necessary, please amend your financial statements accordingly. Refer to paragraphs 23 and 25 of SFAS 109.

8. As a related matter, we note that, in Note 11, you discuss U.S. and Taiwanese net operating loss carryforwards and indicate that these have been fully reserved. Supplementally clarify this apparent discrepancy.

Form 10-QSB for the Quarterly Period Ended June 30, 2005

9. We note from the disclosure related to the 25 4/5 units issue from November 2004 through February 2005 and from the December 31, 2004 balance sheet that approximately $520,000 of 180 day convertible notes were issued as of December 31, 2004. We also note from your balance sheet presentation in this Form 10-QSB that the full issuance of $645,000 convertible notes is still outstanding. Supplementally explain to us the facts and circumstances surrounding the non-conversion of at least $520,000 of these notes as it appears the latest maturity date would be June 30, 2005.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief